The Brainy Brands Company, Inc.
An Overview



The Brainy Brands Company





Certain statements in this presentation are forward-looking. These statements are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management. Actual results may differ materially from those currently anticipated due to a number of factors beyond the reasonable control of the Company.

If you are viewing or have received this presentation, you understand that certain of the information contained herein may be confidential and not currently publicly available. Accordingly, you agree to treat this information, including information on or about possible future transactions, in strict confidence and not to disclose such information to any other party. You understand that the Company may rely on your agreement of confidentiality to comply with the exemptive provisions of SEC Regulation FD or other applicable regulations. In addition, you acknowledge that you are aware that the United States securities laws generally prohibit any person who is in possession of material nonpublic information about a company from purchasing or selling securities of such company.

Company Overview

The Brainy Brands Company develops and markets an extensive library of early childhood learning products, including a full range of puzzles, books, games, toys and audio-visual materials for the US market and international marketplace.


Brainy Baby
My Left Brain Book
Inspires Logical Thinking!
Brainy Baby
My Right Brain Book
Inspires Creative Thinking!


A-D E-H I-L M-P Q-T S-V W-Z
Brainy Baby
ABC's


Brainy Baby
Music
Brainy Baby
Shapes & Colors
Brainy Baby
Spanish



Company Overview



In 1995, the Brainy Baby brand pioneered the early childhood educational DVD industry. The Company has progressively expanded its range of products for children ages 9 months to 5 years, to include:

- Over 200 SKUs
- DVDs
- CDs
- Books

- Toys
- Games
- Puzzles
- Flash Cards

Brainy Brands products have received 76 National and International Awards.



Company Overview



Distribution

- Licensed in 70 countries

- 12 years in Toys "R" Us and Babies "R" Us

- Recently expanded slots in Toys "R" Us

- New placement in 175 Babies "R" Us in Australia

- New placement in 40 Borders book stores in Australia

- QVC debut December 2009, additional appearance scheduled 2010



Company Overview



Brainy Baby® has developed a market image as a high quality, premium brand that is sold mostly in specialty stores rather than through big box retailers. Brainy Baby has consciously avoided these mass market retailers which erode image, pricing and margins and pull the customer base from the smaller, high-end stores. The company has not invested in marketing efforts Direct-To- Consumer (DTC) because of lack of access to investment capital.

Therein lies the opportunity for Brainy Brands.



Market Overview



Fueling sales growth are four primary groups:

1) New parents who have a high interest in seeing that their children receive an early learning advantage

1) The parents of toddlers that seek a few guilt free moments of quiet for themselves

1) Parents of children with learning disabilities such as dyslexia and autism, who find their children are positively and profoundly impacted by Brainy Baby DVDs

1) Grandparents who often outspend parents. Educational "Baby Videos" have increased 1000% in revenues over the last five years and has now reached more than $1.3 Billion in sales annually.

(Sources: Forbes Magazine, VSDA, VideoScan and AC Neilson)



Market Overview

Traditionally, the market has been dominated by 2 channels of distribution:

- The Mass Market
  - i.e. Wal-Mart, Target, Costco, etc.

- The Specialty Market
  - High end retail stores, specialty department store chains, privately owned toy stores, book stores which sell products which are not normally found in the Mass Market

The advent of the internet and the revolution of interactive technology and communication has disrupted the marketplace and as result, Direct To Consumer (DTC) is rapidly becoming a significant factor in distribution and market share

The recent DTC commercial success of "Your Baby Can Read" has validated the concept of Direct To Consumer sales for this category. "Since its launch in April of 2008, 400,000 units have been sold via Direct TV, 400,000 units have been sold on line, and 100,00 units have been sold via normal retail channels"[1]. At YBCR's $199.99/ unit selling price, that translates to $180,000,000 in sales. YBCR has opened the door for an aggressively marketed DTC initiative supporting a superior product backed by a University Study to be highly successful.

(1) Response Magazine: 2010 Direct Response Marketing Assoc. Marketer of the Year Nomination



Market Overview



Children's education and entertainment products are one of the fastest growing segments of the $4.8 billion children's video and DVD market, of which the non-theatrical segment is $1.3 billion annually[1].

•In the last five years, the industry has come to recognize the greater potential of the Infant and Preschool markets.

•Education/Entertainment market - The number of DVD titles, computer games, electronic toys, animated characters and television programs, which provide preschoolers with educational content, are growing at an unprecedented rate.

•The preschool market is expected to continue strongly through year 2025 and beyond.

•Parents and grandparent worldwide desire to give their children a head start with greater educational opportunities.

•With more than 4.1 million new babies born annually in the United States[2] and with early education emphasized worldwide, the industry has proven to be recession-resistant.

1 MarketResearch.com   2 CDC.gov/nchs/fastats/births.htm



Young Children's Media Landscape



- Children use electronic media 2-5 hours daily

- More time with television than any other single activity except sleep

- Explosion of products marketed to the very young
  - Baby Einstein, Baby Mozart
  - Computer "Lapware"
  - Preschool Video Games

Yet, we knew relatively little about the impact of this use.

The vast majority of existing work focused on older children.



Electronic Media in Young Children's Lives

A Study by
Elizabeth A. Vandewater
Public Health and Environment
Research Triangle Institute

Can infants and toddlers learn a novel shape from video?

Brainy Baby "Shapes & Colors"



Study Design

- Post-test only design
- Novel shape – the crescent
- Randomly assigned to one of two conditions:
    - **Experimental** : 10 minutes with *Brainy Baby's Baby Shapes 1* DVD – lessons on circles, squares, rectangles, triangles and crescents
    - **Control** : 10 minutes with the same DVD – lessons on crescents replaced with video of toys dancing

- Community Sample
    - Austin, TX and surrounding areas
- Descriptive Statistics
    - Age range 18 to 33 months
    - 57% Boys, 43% Girls
    - Avg. Family Monthly Income = $ 6,208



Study Procedure

- Children watched the video at home
  - Parents were asked to show children the video a minimum of 5 times per week for a three week period

- Children were brought to the lab for testing
  - Roughly 5 minute warm-up period
  - 3 minute refresher video clip from the research video
  - Identifying shapes for the experimenter by pointing them out in a picture book



Major Findings

- Experimental group was 22 times more likely to identify the crescent than the control group

- No difference between the groups on children's ability to identify any other shapes



Differences in Shape Recognition for Whole Sample



Differences in shape recognition for children under 24 months old for the Whole Sample



How much media do young children use?

Parameter	0- to 2-y-Olds (n = 412)	3- to 4-y-Olds (n = 304)	5- to 6-y-Olds (n = 329)
Watched television[a]	63	82	78
Minutes of television[b]	75.18 (67.30)	89.67 (57.97)	73.99 (53.45)
Watched video/DVD[a]	30	42	29
Minutes of video/DVD[b]	67.44 (47.70)	86.82 (49.47)	78.88 (43.08)
Played video game (console/hand-held video game)[a]	2	13	16
Minutes of video game (console/hand-held video game)[b]	51.21 (42.98)	60.50 (55.94)	51.59 (42.33)
Used computer[a]	4	20	27
Minutes of computer use[b]	60.76 (49.08)	45.81 (33.37)	50.50 (40.94)
Read electronic book[a]	12	20	10
Minutes of reading electronic book[b]	46.27 (49.68)	36.47 (22.60)	47.20 (48.70)
Listening to music[a]	87	85	77
Minutes of music[b]	63.87 (60.65)	57.41 (54.65)	51.39 (64.05)

[a] Whether children did the activity yesterday/on the last day that was a typical day. Percentages are reported.
[b] Weighted means and SDs are reported; among those who used the respective media.

Competitive Set



The dominant competitor, and closest comparable to Brainy Baby is Disney's Baby Einstein.
Key Highlights:

- In 1999, Baby Einstein's revenues were reportedly $3 million dollars

- The company received a $2 million investment to expand their product line, increase marketing and sales campaign initiatives

Within 18 months, Baby Einstein increased sales to $17 million

✓ A year later Disney purchased Baby Einstein for a reported $25 million

✓Three years later Disney generates over $230 million in revenue, plus additional profits from toys, licensing and other ancillary products is estimated to be over $50 million. [3]

Other competitors include Leapfrog®, which has a reading program for children ages 4-8. This company has developed a strong presence in the market and could be viewed as a strong competitor although Leapfrog products are not DVDs.

The balance of the companies in the category are very small with limited offerings and negligible market share

3 http://en.wikipedia.org/wiki/Baby_Einstein

Market Opportunity



Recently, Baby Einstein's product line has received high profile public criticism as result of several studies that concluded that the product provides no measurable educational benefit to children. As a result, loss of share and distribution has been significant.

✓Market disruption as result of the Baby Einstein issue has provided a window of opportunity for significant gain.

✓Consumers and retailers are actively seeking product(s) that will meet their high standards for providing high quality educational value to young children

✓ Independent university studies acclaim Brainy Baby as a superior educational product, beneficial to children

Brainy Baby remains in the top three brands according to AC Neilson studies. Brainy Baby has been ranked as the second most popular brand by Amazon.com consumers, who are eager to buy educational preschool products. The company is poised to exploit the opportunity with its acclaimed and highly respected product line up.

Impending Research Release



In a major broadcast media and Public Relations event Brainy Baby will provide empirical evidence of the effectiveness of Brainy Baby products.

An embargoed but soon to be released university tested, scientific control group study will reveal exceptionally high test results validating the content and teaching methodology used in Brainy Baby's videos. **The study will show that, as compared to the control group, toddlers between 18 and 24 months, *in the experimental group,* were 22 times more successful identifying the test objects in a book after being exposed to the subject in the DVD. The test also confirmed that after exposure to the DVD, the test object could be recognized in other traditional 2-dimensional media.**

The study will further validate what mothers around the globe have been telling the company through thousands of unsolicited testimonials for over 10 years: The products work and they love what it does for their children. This includes a disproportionately high number of letters from the grateful parents of special needs children.

Brainy Baby's unique product designs quality educational content out-performs the competition due to reality-based (as opposed to character or cartoon based) presentation of the content. i.e. Baby Einstein.

Brainy Baby® offers high quality educational content which supplies and reinforces lasting knowledge through its time tested teach and repeat methodology. Their Learning Library system provides a comprehensive educational line that builds and extends equity in the Brainy Baby brand through an extensive Licensing Program that currently extends into Toys, Books, Games, Apparel and other related products.

Topline Analysis

Brainy Baby has historically built its business and its reputation thru the development of content and the sale of videos. It has made significant inroads in broadcast licensing and as result the franchise is well known and respected. Any of the limited experiences the company has had with the licensing and sale of toys has been highly successful.

• Mass/ Big Box channels have treated DVD's as a commodity and as a result margins once profitable are shrinking.

• Recent economic trends have decimated the smaller specialty shops who can not match pricing w/ the mass channel

• Direct to Consumer TV has proven extremely effective (higher margins, quicker response, better cash flow), significant volume

• As result of technological advances in the price and delivery of content, all channels are seeking the extra volume and value of toys.

Market Analysis (Pie)



- Specialty Retail (Domestic)
- Specialty Retail (International)
- Mass Market Retail
- Direct-to-Consumer
- Licensing

While Mass and Specialty channels (Brick & Mortar) will always be important to the Company's efforts, the industry is approaching an inflection point at which DTC (on line and interactive TV) represent the largest and quickest potential.

Strategy



Primary Strategy: Direct to Consumer

▸ Focus & Invest in Direct to Consumer Channel- Direct Response TV Advertising and Continuity Program *(ala 'Your Baby Can Read')*

▸ On Line Channel- E-commerce, search, email, social media, affiliate marketing

Secondary Strategy: Retail/ Brick & Mortar

▸ Refresh Product lines, optimize video line is Specialty Channel

▸ Approach Mass/ Big Box w/ private label video program

▸ Develop/ Revamp and introduce toy lines to apply to all channels

Strategic Initiative: Alternative Channel

▸ Develop and test holiday season mall kiosk program that if successful will roll N/W holiday season 2011

▸ Develop and Aggressively market Mobile Apps (w/in primary strategy/ currently rolling out)



Management Team



Founder, Chairman, Chief Creative Officer – Dennis Fedoruk

Dennis' background and education in film and cinematography naturally equipped him to produce the awarded winning family of Brainy Baby products. In his previous company he had created industrial training videos, television commercials and corporate communication media for more than 15 years. Constant request from friends and family for copies of the early childhood educational videos he had developed for his own children created demand for the product. He quickly recognized an opportunity to fill a need with his creations and launched what has become a $1.2 billion/yr baby video industry in1995 when he created Brainy Baby.



Management Team



Chief Executive Officer – John Benfield

John's career began with the Colgate-Palmolive Company in 1975 where his experience Included Field Sales and Key Account Management, years in various brand management, general marketing and management responsibilities. When he left Colgate in 1989 he was the Director of New Business for Colgate U.S.

From Colgate, he joined CoActive Marketing Group's privately held predecessor company, R.G. Meadows, Inc., a Top 3 US Promotional Radio and Marketing Firm in 1989 as Executive Vice President of Operations . In 1990 he became Chief Operating Officer. He was named President in 1992 and led the company through an LBO in March of 1995 and brought it public (NASDAQ Small Cap CMKG) as its President, Chief Executive Officer and Director in September of 1995. In October of 1996, John was named as Coactive Marketing Group, Inc. Chairman of the Board and remained until 2006. After leaving CoActive Marketing Group in 2006, John cofounded Wall & Madison LLC., a marketing and management consultancy.



Management Team



Vice President & COO – Ronda Bush

Ronda is general operations and finance manager for the company and began working with the founder over 18 years ago. Ronda worked with Dennis Fedoruk running accounting and operations at SPI Visual communications group, a company which produced industrial training videos, television commercials and corporate communication media for companies such as Delta Airlines, Coca Cola, HBOC and many smaller firms. Dennis then formed Small Fry productions which produced the successful Baby's First Impressions series in 1995 out of which grew the Brainy Baby company in 2000. Ronda's extensive hands on involvement in operations from its inception, her knowledge of the intricate details and complexities of the company's 200 SKUs and 30 international distributors, uniquely qualified her to be COO, a position she has now held for over 10 years. Prior to joining SPI, Ronda had her own company Fiscal Integrity where she provided accounting services for a number of different small companies.



Management Team



Carson B. Ashworth

VP National Sales- Mass, Chain, Specialty

Carson has over (35) years experience as a sales management professional. Developed a nationwide mall kiosk program for Healthrider Fitness Company, opening 275 kiosk's, increasing sales from $5-million to over $275-million in 3.5 years. Hired & Trained (20) Regional Managers and developed a kiosk retail sales organization of over 1,200 managers, assistant managers, and sales associates. Was the top producing Senior Loan Officer with a national mortgage company for (10) years managing (25) Loan Officers and generating in excess of $7.5 million in personal loan origination per month, plus $37.5 million per month from the Loan Officers production. Years of experience in new business growth and retention, organizing national sales teams, sales training, sales recruiting, goal setting and strategic thinking.



Management Team



SVP/ Licensing, International & Broadcast – Jerry Bush

Jerry manages both domestic and international licensing, reseller, distribution channels, duplication and broadcast licensing; crafts and negotiates licensing and strategic partner contracts; business plan development and strategic planning for the company and partner relationships. Jerry's background includes 25 years of executive sales positions in high dollar information systems and capital equipment producing over $100mm revenue with an array of Clinical, Financial, Laboratory, Radiology, Computerized Patient Record, (HIS) Hospital Information Systems where he sold into healthcare's largest (IDNs) Integrated Delivery Networks as well as CAD/CAM systems into aerospace and architecture in the early 80's for the industry's leading solution providers. With his background in design and manufacturing, Jerry was awarded patents for products he developed, one of which is directly related to the infant market.



Management Team



Loren Taylor
Senior Advisor– Product Development – Toys, Puzzles, Games

Loren Taylor has thirty years of experience in the manufacturing and marketing
of children's products. He has spent the last twenty four years in the toy and gift
industries, developing and managing many very successful lines. He has worked
for six companies in four industries, ranging in size from start up to well over 1 billion dollars.
These companies include: Lever Brothers Inc., Lifesavers Inc., Mattel Inc., Applause Inc.
and Hasbro Inc. His most recent corporate position was General Manager of the Big Kids
Division of the Hasbro Toy Group. Mr. Taylor has an MBA from Rutgers University.



Projections


$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
Yr 1
Yr2
Yr3
Sales
Total Expense
EBITDA





This table is subject to important assumptions, risks and uncertainties, which are difficult to predict and therefore the actual results may be materially different from those presented. No assurances can be given that such revenues or net earnings will be achieved. All statements in this table are forward-looking statements based on the objectives of management using various assumptions in connection with its future financial position and future operations, as well as assumptions relating to the future condition of outside variables such as the operating environment, economies and markets in which the Brainy Brands Company, Inc. operates. The nearby table is predicated on an assumption of 9/30/10 funding.

Brainy Baby Brands Pro Forma

Sales	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**	**2011**	**2012**	**2013**
On-Line/ Ecomerce	$100,000	$225,000	$275,000	$350,000	$950,000	$1,625,000	$3,000,000
iPhone, iPad apps	$175,000	$175,000	$175,000	$175,000	$700,000	$700,000	$700,000
Direct Response TV	$900,000	$900,000	$900,000	$900,000	$3,600,000	$17,000,000	$32,500,000
Total DTC Sales	**$1,175,000**	**$1,300,000**	**$1,350,000**	**$1,425,000**	**$5,250,000**	**$19,325,000**	**$36,200,000**
Mass/ Specialty/Chain	$100,000	$80,000	$1,000,000	$1,100,000	$2,280,000	$5,500,000	$12,000,000
Specialty	$60,000	$140,000	$250,000	$350,000	$800,000	$800,000	$1,500,000
Kiosk	$76,725	$0	$0	$0	$76,725	$2,500,725	$6,500,000
Total Retail	**$236,725**	**$220,000**	**$1,250,000**	**$1,450,000**	**$3,156,725**	**$8,800,725**	**$20,000,000**
Total Licensing	**$100,000**	**$150,000**	**$200,000**	**$200,000**	**$650,000**	**$1,250,000**	**$3,200,000**
Total Sales:	**$1,511,725**	**$1,670,000**	**$2,800,000**	**$3,075,000**	**$9,056,725**	**$29,375,725**	**$59,400,000**
Expenses							
On-line Media	$50,000	$137,500	$137,500	$187,500	$512,500	$1,500,000	$5,000,000
Ad Words	$50,000	$50,000	$50,000	$100,000	$250,000	$480,000	$1,000,000
Direct Response TV test	$0	$0	$0	$0	$0	$500,000	$200,000
Direct Response Long Form	$0	$0	$0	$0	$0	$140,000	$300,000
DRTV Media	$300,000	$300,000	$300,000	$300,000	$1,200,000	$6,800,000	$13,200,000
DRTV Commissions	$30,000	$30,000	$30,000	$30,000	$120,000	$1,000,000	$1,300,000
Public Relations	$30,000	$30,000	$30,000	$30,000	$120,000	$100,000	$150,000
Toy Manufacturing Cost	$0	$50,000	$750,000	$750,000	$1,550,000	$5,200,000	$10,000,000
Costs of goods (DVD's & Books)	$196,759	$216,000	$240,000	$266,250	$919,009	$3,393,859	$6,630,000
Kiosks Test	$31,800	$0	$0	$0	$31,800	$42,400	$42,400
Kiosks Management		$0	$0	$0	$0	$792,400	$3,542,400
Product Line Refreshment & Redesign		$0	$0	$0	$0	$0	$221,000
Trade Shows	$55,000	$50,000	$0	$0	$105,000	$300,000	$1,000,000
New Product Introduction(s)			$150,000	$150,000	$300,000	$400,000	$700,000
Total Variable Mktg. Expense	**$743,559**	**$863,500**	**$1,687,500**	**$1,813,750**	**$5,108,309**	**$20,648,659**	**$43,285,800**
Accounting Staffing	$12,250	$12,250	$12,250	$12,250	$49,000	$100,000	$300,000
Legal Fees	$21,489	$21,489	$21,489	$21,489	$85,956	$165,000	$400,000
Audit Fees	$10,000	$10,000	$10,000	$10,000	$40,000	$50,000	$70,000
IT Consulting	$4,500	$4,500	$4,500	$4,500	$18,000	$250,000	$250,000
Warehouse Management	$3,900	$3,900	$3,900	$3,900	$15,600	$30,000	$150,000
Web-Master	$375	$375	$375	$375	$1,500	$1,500	$50,000
DRTV Consultant(s)	$15,000	$15,000	$15,000	$15,000	$60,000	$60,000	$60,000
Toy Develop Consultant(s)	$9,000	$9,000	$9,000	$9,000	$36,000	$56,000	$60,000
Total Professional Expenses	**$76,514**	**$76,514**	**$76,514**	**$76,514**	**$306,056**	**$712,500**	**$1,340,000**
Payroll w Tax	$283,927	$283,927	$283,927	$283,927	$1,135,708	$1,288,050	$2,153,000
Contract Labor	$7,563	$7,563	$7,563	$7,563	$30,252	$30,250	$30,250
Travel & Entertainment	$14,953	$14,953	$14,953	$14,953	$59,812	$195,000	$375,000
Rent & UtilitiesExpense	$18,676	$18,676	$18,676	$18,676	$74,704	$78,440	$82,362
Computer and Internet Expenses	$5,154	$5,154	$5,154	$5,154	$20,616	$35,000	$20,617
Repairs and Maintenance	$4,399	$4,399	$4,399	$4,399	$17,596	$17,596	$17,596
Telephone Expense	$7,455	$7,455	$7,455	$7,455	$29,820	$40,818	$29,818
Insurance Expense	$10,027	$10,027	$10,027	$10,027	$40,108	$40,827	$40,827
UPS	$7,503	$7,503	$7,503	$7,503	$30,012	$100,000	$225,000
General Expenses (Combined)	$123,347	$123,347	$123,347	$123,347	$493,388	$600,000	$893,386
Total G&A Expense	**$483,004**	**$483,004**	**$483,004**	**$483,004**	**$1,932,016**	**$2,425,981**	**$3,867,856**
Total Expense	**$1,303,077**	**$1,423,018**	**$2,247,018**	**$2,373,268**	**$7,346,381**	**$23,787,140**	**$48,493,656**
EBITDA	**$208,648**	**$246,982**	**$552,982**	**$701,732**	**$1,710,344**	**$5,588,585**	**$10,906,344**
% Sales	*13.8%*	*14.8%*	*19.7%*	*22.8%*	*18.9%*	*19.0%*	*18.4%*

The Brainy Brands Company

